SUBSIDIARIES OF REGISTRANT

Subsidiaries	Jurisdiction of Incorporation

Audiovox Accessories Corp.	Delaware
Audiovox Consumer Electronics, Inc.	Delaware
Audiovox Electronics Corporation	Delaware
American Radio Corp.	Georgia
Audiovox Venezuela C.A.	Venezuela
Audiovox German Holdings GmbH	Germany
Code Systems, Inc.	Delaware